SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated November 12, 2003 confirming France Telecom guidance for 2004 and 2005.

PRESS RELEASE

Paris, November 12, 2003

France Telecom guidance confirmed for 2004 and 2005 underpinned by TOP-Line programs

Today, on the occasion of investor day, France Telecom:

•	Confirms its 2005 guidance

-	2004 and 2005 revenue growth top end of 3% to 5% range on a comparable basis

-	2005 REAA/sales margin target of 40%

-	2004 and 2005 Capex ratio 10% to 12% of sales

•	Details TOP- Line programs to accelerate growth and anticipate industry changes

-	40 growth initiatives to take advantage of all opportunities in France Telecom Group markets and 14 groupwide initiatives to leverage synergies

-	Commitment to a schedule for the development of numerous innovative products and services

-	Major role of industrial partnerships and R&D

•	Underlines that Group priorities continue to be debt reduction and operational improvement with the TOP program

-	1.5 to 2 Net Debt/REAA ratio in 2005 targeted

-	Continuing cost rationalization

-	“Excess cash” used to improve organic growth and shareholder distribution as early as 2004

The full slide show is available on the France Telecom website: francetelecom.com in the investor section

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
Information Department	France

Group profile (Figures at September 30, 2003)

At September 30, 2003, the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 114.9 million customers, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	53.6	21
Fixed Line Telephony	49.7	11
Internet Access (active customers)	10.7	11
Cable networks	0.9	1

Press contacts

Nilou du Castel	Tél: 01 44 44 93 93
nilou.ducastel@francetelecom.com
Caroline Chaize
caroline.chaize@francetelecom.com

Notes

-	Comparable basis: constant exchange rates and scope of consolidation.
-	REAA : Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
-	CAPEX (investments expenses): Acquisition of tangible and intangible assets, excluding GSM and UMTS licenses.

This press release contains “forward-looking statements” about France Telecom, particularly in the section “2003 Guidance”. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan, including the “15+15+15” plan and the TOP program, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 21, 2003, and its filling on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to the reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 20, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information